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                          July 10, 2020

       Pankaj Mohan, Ph.D.
       Chief Executive Officer and Chairman
       Sonnet BioTherapeutics Holdings, Inc.
       100 Overlook Center, Suite 102
       Princeton, NJ 08540

                                                        Re: Sonnet
BioTherapeutics Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed June 26, 2020
                                                            File No. 333-237795

       Dear Dr. Mohan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-3 filed on June 26, 2020

       Prospectus Summary
       The FHAB Technology, page 6

   1. Please expand your disclosure to explain what you mean that your FHAB technology is derived from the XOMA
phage display library and binds HSA at Domain 2.
 Pankaj Mohan, Ph.D.
FirstName  LastNamePankaj Mohan,   Ph.D.
Sonnet BioTherapeutics Holdings, Inc.
Comapany
July       NameSonnet BioTherapeutics Holdings, Inc.
     10, 2020
July 10,
Page  2 2020 Page 2
FirstName LastName
       You may contact Eric Atallah at 202-551-3663 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Christine Westbrook at 202-551-5019 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Steven M. Skolnick, Esq.